WOODSIDE
AUSTRALIAN ENERGY

02 AUG 15 AM 12:23

30 July 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
**United States of America**

02049265

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX").

- Stock Exchange Release in relation to the Chinguetti-4-2 (Mauritania, PSC B) well, lodged with the Australian Stock Exchange ("ASX") on 30 July 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

pp: [signature]

ANTHONY NIARDONE
Assistant Company Secretary

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

dlw 8/21

**WOODSIDE PETROLEUM LTD.**
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

30 July 2002

WOODSIDE

AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

## Mauritania, PSC B
## Chinguetti-4-2

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that the Chinguetti-4-2 step-out exploration well, located in Block 4 offshore Mauritania, 2.5 kms north of Chinguetti-1, was preparing to spud on 30th July.

The drill ship "Deepwater Discovery" is drilling the well. The location is approximately 85 kilometres northwest of Nouakchott. Water depth at the location is 815 metres. Planned total depth is 2835 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:

| | **Area B (Chinguetti) %** |
|---|---|
| Woodside Mauritania Pty Ltd | 35.0 (Operator) |
| AGIP Mauritania BV | 35.0 |
| Hardman Resources Ltd | 21.6 |
| Fusion Oil and Gas NL | 6.0 |
| Roc Oil (Mauritania) Company | 2.4 |

Following guidance from the Mauritanian Government, all wells in Mauritania will now follow the naming convention "Chinguetti-Block number-Well number". Therefore the official designation of this well will be "Chinguetti-4-2".

Woodside, on behalf of the Mauritanian Joint Venture in Areas A, B and C, also confirms that the 2002 drilling programme will consist of three firm and one contingent wells as follows:

- Chinguetti-4-2, an exploration well targeting the northern area of the Chinguetti structure, (Block 4, PSC B).

- An exploration well to target the Banda prospect (Block 4, PSC A).

- An exploration well to target the Thon prospect (Block 6, PSC C).
- A contingent appraisal well on the Chinguetti structure. Drilling of this well will be dependent upon the results of Chinguetti-4-2. (Block 4, PSC B).

The Joint Venture partners in the wells are as follows:

| | **PSC B Chinguetti %** | **PSC A Banda %** | **PSC C (Block 6) Thon %** |
|---|---|---|---|
| Woodside Mauritania Pty Ltd | 35.0% | 35.0% | 59.5% |
| AGIP Mauritania BV | 35.0% | 35.0% | |
| Hardman Resources Ltd | 21.6% | 24.3% | 35.5% |
| Fusion Oil and Gas NL | 6.0% | 3.0% | |
| Roc Oil (Mauritania) Company | 2.4% | 2.7% | 5.0% |

ANTHONY NIARDONE
Asst. Company Secretary